Mail Stop 6010

April 6, 2007

Mr. Charles A. Webster
Chief Financial Officer
Tessera Technologies, Inc.
3099 Orchard Drive
San Jose, CA 95134

> **Re: Tessera Technologies, Inc.**
> **Form 10-K for the Year Ended December 31, 2006**
> **File No. 000-50460**

Dear Mr. Webster:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amended Form 10-K for the Year Ended December 31, 2006

Consolidated Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-7

Note 5. Business Combinations, page F-14

1.   We note that the excess of the purchase price over the net assets acquired in your
        Shellcase acquisition resulted in goodwill of approximately $24.2 million. In future
        filings where you discuss a material acquisition, please include a discussion of the factors
        that contributed to a purchase price that resulted in recognition of a significant amount of
        goodwill. Refer to paragraph 51(b) of SFAS 141.

Note 12. Commitments and Contingencies, page F-28

2.   We note that you entered into settlement agreements with Micron Technology, Inc. and
        Samsung Electronics Co. Ltd. during the reporting periods presented. In order to enhance
        an investors understanding, please tell us and revise future filings to explain in more
        detail the nature of the settlement agreements entered into with these parties and the
        impact on the financial statements, if any.

Amended Form 8-K Dated October 31, 2005

Exhibit 99.1

Independent Auditors Report, page 2

3.   We note your independent auditors did not render an opinion that the carve-out financial
        statements were presented fairly, in all material respects, in conformity with US GAAP.
        Please have your independent auditors revise its report to state, if true, that your financial
        statements are presented fairly in all material respects in conformity with generally
        accepted accounting principles in the United States of America. Refer to AU 623.25(e).

        As appropriate, please amend your Amended Form 8-K dated October 31, 2005 and
respond to these comments within 10 business days or tell us when you will provide us with a
response. You may wish to provide us with marked copies of the amendments to expedite our
review. Please furnish a cover letter with your amendments that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin Vaughn
Branch Chief